UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

TSS, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

891906109
(CUSIP Number)

Peter Woodward MHW Capital Management, LLC 150 East 52nd Street New York, New York 10022 Tel. No.: (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	891906109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,728,350

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,728,350

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,728,350[1]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%[2]

14.	TYPE OF REPORTING PERSON

OO

1 The shares of the common stock, par value $0.0001 per share (the “Shares”) of TSS, Inc. (the “Issuer”) over which MHW Capital Management, LLC may be deemed to have shared voting power are comprised of the 1,845,024 outstanding Shares, plus 1,883,326 Shares issuable upon exercise of the warrant described in Item 6 below.

2 Based upon 17,217,919 Shares outstanding as of March 21, 2019, as reported on the Issuer’s Form 10-K filed on March 21, 2019.

CUSIP No.	891906109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter H. Woodward

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

350,000

8.	SHARED VOTING POWER

3,728,350

9.	SOLE DISPOSITIVE POWER

350,000

10.	SHARED DISPOSITIVE POWER

3,728,350

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,078,350[3]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21%[4]

14.	TYPE OF REPORTING PERSON

IN

3 The Shares over which Mr. Woodward may be deemed to have shared voting power are comprised of the 1,845,024 outstanding Shares, plus 1,883,326 Shares issuable upon exercise of the warrant described in Item 6 below.

4 Based upon 17,217,919 Shares outstanding as of March 21, 2019, as reported on the Issuer’s Form 10-K filed on March 21, 2019.

CUSIP No.	891906109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,852,524

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,852,524

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,852,524[5]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%[6]

14.	TYPE OF REPORTING PERSON

OO

5 The Shares over which MHW Partners, L.P. may be deemed to have shared voting power are comprised of the 1,085,024 outstanding Shares, plus 767,500 Shares issuable upon exercise of the warrant described in Item 6 below.

6 Based upon 17,217,919 Shares outstanding as of March 21, 2019, as reported on the Issuer’s Form 10-K filed on March 21, 2019.

CUSIP No.	891906109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW SPV II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,115,826

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,115,826

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,115,826[7]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%[8]

14.	TYPE OF REPORTING PERSON

OO

7 The Shares over which MHW SPV II, LLC may be deemed to have shared voting power are comprised of 1,115,826 Shares issuable upon exercise of the warrant described in Item 6 below.

8 Based upon 17,217,919 Shares outstanding as of March 21, 2019, as reported on the Issuer’s Form 10-K filed on March 21, 2019.

CUSIP No.	891906109

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2013, as amended and supplemented by Amendment No. 1 filed with the SEC on January 8, 2014, Amendment No. 2 filed with the SEC on March 5, 2014, Amendment No. 3 filed with the SEC on November 18, 2014 and Amendment No. 4 filed with the SEC on February 10, 2015 (together, the “Schedule 13D”), which relates to the common stock, par value $0.0001 per share (the “Shares”) of TSS, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2.	Identity and Background.

(a) – (c), (f)	This Schedule 13D is being filed on behalf of MHW Partners, L.P., a Delaware limited partnership (“MHW Partners”), MHW SPV II, LLC, a Delaware limited liability company (“MHW II”), MHW Capital Management, LLC, a Delaware limited liability company and the investment manager of each of MHW Partners and MHW II (the "Investment Manager"), and Mr. Peter H. Woodward, a United States citizen and a principal of the Investment Manager and Managing Member of MHW II. MHW Partners, MHW II, the Investment Manager and Mr. Woodward shall collectively be referred to herein as the "Reporting Persons". The principal business address for each of the Reporting Persons is 150 East 52nd Street, New York, New York 10022.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 3,728,350 Shares, constituting 19.5% of the Shares (based upon 17,217,919 Shares outstanding as of March 21, 2019, as reported on the Issuer’s Form 10-K filed on March 21, 2019). The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,728,350 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 3,728,350 Shares.

As of the date hereof, Mr. Woodward may be deemed to be the beneficial owner of 4,078,350 Shares, constituting 21% of the Shares (based upon 17,217,919 Shares outstanding as of March 21, 2019, as reported on the Issuer’s Form 10-K filed on March 21, 2019). Mr. Woodward has the sole power to vote or direct the vote of 350,000 Shares; has the shared power to vote or direct the vote of 3,728,350 Shares; has the sole power to dispose or direct the disposition of 350,000 Shares; and has the shared power to dispose or direct the disposition of 3,728,350 Shares.

As of the date hereof, MHW Partners may be deemed to be the beneficial owner of 1,852,524 Shares, constituting 10.3% of the Shares (based upon 17,217,919 Shares outstanding as of March 21, 2019, as reported on the Issuer’s Form 10-K filed on March 21, 2019). MHW Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,852,524 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,852,524 Shares.

As of the date hereof, MHW II may be deemed to be the beneficial owner of 1,115,826 Shares, constituting 6.1% of the Shares (based upon 17,217,919 Shares outstanding as of March 21, 2019, as reported on the Issuer’s Form 10-K filed on March 21, 2019). MHW II has the sole power to vote or direct the vote of 1,115,826 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 1,115,826 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 5, 2017, Peter Woodward received a stock option grant of 200,000 Shares, and all 200,00 Shares have since vested. Additionally, the options mentioned in Amendment No. 4 have since vested.

MHW II received the right to purchase 1,115,826 Shares under an amended and restated Warrant as partial consideration for an amended and restated multiple advance term loan on July 19, 2017 (the "Loan"), in the maximum principal amount of up to $2,500,000 for up to sixty days following July 19, 2017 and then $2,000,000 thereafter from MHW II and MHW Partners to the Issuer and certain of its subsidiaries. The Loan and Warrant are being filed as Exhibit C and Exhibit D, respectively, hereto and are incorporated by reference. The Warrant is now exercisable for a period of five years from July 19, 2017 at an exercise price of $0.10 for the first 390,539 Shares, $0.20 for the next 390,539 Shares and $0.30 for the final 334,748 Shares. The exercise price and number of Shares issuable on exercise of the Warrant will be subject to adjustment in the event of any stock split, reverse stock split, recapitalization, reorganization or similar transaction.

The Company and MHW Partners also entered into a warrant (the “MHW Partners Warrant”) granting MHW Partners the right to purchase up to 767,500 Shares. The MHW Partners Warrant is being filed as Exhibit E hereto and is incorporated by reference. The MHW Partner Warrant is exercisable for a period of five years from July 19, 2017, at an exercise price of $0.10 for the first 268,625 shares, $0.20 for the next 268,625 shares and $0.30 for the final 230,250 shares. The exercise price and number of Shares issuable on exercise of the MHW Partners Warrant will be subject to adjustment in the event of any stock split, reverse stock split, recapitalization, reorganization or similar transaction.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in Shares

Exhibit C: Issuer’s Exhibit 99.1 to its Schedule 8-K filed on July 25, 2017 (incorporated by reference)

Exhibit D: Issuer’s Exhibit 99.5 to its Schedule 8-K filed on July 25, 2017 (incorporated by reference)

Exhibit E: Issuer’s Exhibit 99.6 to its Schedule 8-K filed on July 25, 2017 (incorporated by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2019
(Date)

MHW Capital Management, LLC
By:	/s/ Peter H. Woodward
Peter H. Woodward, Managing Member

MHW Partners, L.P.
By:	/s/ Peter H. Woodward
Peter H. Woodward, Managing Member

MHW SPV II, LLC
By:	/s/ Peter H. Woodward
Peter H. Woodward, Managing Member

/s/ Peter H. Woodward
Peter H. Woodward

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated May 21, 2019, relating to the Common Stock, $0.0001 par value of TSS, Inc. shall be filed on behalf of the undersigned.

May 21, 2019
(Date)

MHW Capital Management, LLC
By:	/s/ Peter H. Woodward
Peter H. Woodward, Managing Member

MHW Partners, L.P.
By:	/s/ Peter H. Woodward
Peter H. Woodward, Managing Member

MHW SPV II, LLC
By:	/s/ Peter H. Woodward
Peter H. Woodward, Managing Member

/s/ Peter H. Woodward
Peter H. Woodward

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
5/17/2019	Common Stock	N/A	142,857	N/A*

*This transaction was an in-kind distribution to a member of a private fund managed by MHW Capital Management, LLC.